Exhibit 12.1

USD Partners LP

Ratio of Earnings to Fixed Charges

	For the Three
	Months Ended	For the year ended December 31,
	March 31, 2016	2015	2014	2013	2012
		($ in thousands)
Consolidated net income (loss)	$2,150	$17,693	$(7,678)	$6,402	$460,577
Less: Income from discontinued operations	—	—		948	65,204
Gain on sale of discontinued operations	—	—	—	7,295	394,318

Income (loss) from continuing operations	2,150	17,693	(7,678)	(1,841)	1,055
Add: Provision for income taxes	1,797	5,755	186	30	26
Loss (income) from equity investees	—	—	—	—	—

Pre-tax income from continuing ops before adjustment for income or loss from equity investees	3,947	23,448	(7,492)	(1,811)	1,081
Add: Fixed charges	2,725	8,447	8,142	7,901	7,479
Amortization of capitalized interest	3	12	6
Distributed income of equity investees	—	—	—	—	—
Less: Capitalized interest	—	—	230	—	—
Preference security dividend requirements	—	—	—	—	—
Non-controlling interest	—	—	—	—	—

Earnings	6,675	31,907	426	6,090	8,560

Fixed Charges
Interest expense	1,968	3,709	3,769	1,821	834
Capitalized interest	—	—	230	—	—
Discount amortization	—	—	—	—	—
Premium accretion	—	—	—	—	—
Amortization of deferred financing costs	215	659	1,056	1,420	1,216
Estimated interest within rent expense	542	4,079	3,087	4,660	5,429
Preference security distribution requirements	—	—	—	—	—

Total fixed charges	$2,725	$8,447	$8,142	$7,901	$7,479

Preferred security distributions	$—	$—	$—	$—	$—

Combined fixed charges and preferred security distributions	$2,725	$8,447	$8,142	$7,901	$7,479

Ratio of earnings to fixed charges	2.45	3.78	0.05	0.77	1.14

Ratio of earnings to combined fixed charges and preferred security distributions	2.45	3.78	0.05	0.77	1.14

Calculation of Estimated interest within rent expense
Gross rent expense	$1,627	$12,238	$9,262	$13,979	$16,288
Applicable rate	33.3%	33.3%	33.3%	33.3%	33.3%

Estimated interest within rent expense	$542	$4,079	$3,087	$4,660	$5,429

1)	The ratio coverage in 2014 was less than 1:1. We would have needed to generate additional earnings of approximately $7.7 million to achieve a coverage ratio of 1:1 in 2014.
2)	The ratio coverage in 2013 was less than 1:1. We would have needed to generate additional earnings of approximately $1.8 million to achieve a coverage ratio of 1:1 in 2013.